LEXMARK Septemer 21, 2007	Jeri Isbell Vice President of Human Resources Lexmark International, Inc. 740 West New Circle Road Lexington, KY 40550 Phone: (859) 232-2182 Fax: (859) 232-5201

Mr. Jay E. Ingram
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Lexmark International, Inc. Definitive 14A Filed March 16, 2007 File No. 001-14050

Dear Mr. Ingram:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc. (the “Company”), dated August 21, 2007, the following information is provided for your consideration.  Where additional disclosure has been added or substantially revised it is noted by text in bold italics.

Compensation Discussion and Analysis, page 6

Comment #1:

Please expand the disclosure relating to the engagement of Frederic W. Cook & Co. to include a materially complete description of the nature and scope of the consultant’s assignment.  See Item 407(e)(3)(iii) of Regulation S-K.  In addition, to the extent the consultant maintains multiple business relationships with the company, please disclose this.  Provide similar disclosure, if applicable, as it relates to Pearl Meyer & Partners, Radford Consulting, Towers Perrin HR Services, and ICR Limited.

Response #1:

In future filings the Company will expand its disclosure relating to the engagement of compensation consultants in the section entitled “Determining Executive Compensation” beginning on page 7 of the Compensation Discussion & Analysis, in a form substantially as follows:

     Annually, the Compensation and Pension Committee considers adjustments to the base salary of each of the Named Executive Officers and approves equity-based grants. The Compensation and Pension Committee also establishes the target compensation for each of the Named Executive Officers under the annual incentive compensation plan and the long-term incentive compensation plan. In order to evaluate each Named Executive Officer’s compensation, the Compensation and Pension Committee utilizes market benchmarks and comparative compensation data collected from four primary market surveys conducted by third parties. In 2006, the Company utilized survey data from Pearl Meyer & Partners, Radford Consulting, Towers Perrin HR Services and Buck Consultants. For 2007, the Company utilized survey data from Pearl Meyer & Partners, Radford Consulting, Towers Perrin HR Services and ICR Limited.  In addition to the third-party survey data, the Company also analyzes data available through annual proxy statement disclosures released by a specific group of technology-based peer companies. This proxy statement disclosure data is provided to the Company annually by Frederic W. Cook & Co., Inc. The peer companies were selected based on similarity to the Company as measured by revenue, market capitalization, and line of business. Periodically the Compensation and Pension Committee reviews and updates the group of peer companies to ensure that each company continues to meet the selection criteria. The peer group of companies was last revised in 2006 based upon a review performed by Frederic W. Cook & Co., Inc. to include the companies listed below.

Advanced Micro Devices, Inc.	NCR Corporation
Agilent Technologies, Inc.	QUALCOMM Incorporated
Analog Devices, Inc.	Sanmina-SCI Corporation
Apple Computer, Inc.	Seagate Technology
Applied Materials, Inc.	Solectron Corporation
Avaya Inc.	Sun Microsystems, Inc.
Computer Sciences Corporation	Tektronix, Inc.
EMC Corporation	Western Digital Corporation
KLA-Tencor Corporation	Xerox Corporation
LSI Logic Corporation	Xilinx, Inc.
National Semiconductor Corporation

    Nineteen peer group companies are included in the S&P 500 Information Technology Index and 17 are included in the Dow Jones U.S. Technology Index.

    In order to determine the amount of compensation to award, the Compensation and Pension Committee considers the comparative market data and other factors detailed in the discussion that follows. The Compensation and Pension Committee has not established a specific target allocation for each compensation element.

    Each of the compensation consultants referred to above was engaged by the Company to serve in limited roles.  Other than providing the Company with the published compensation surveys, Pearl Meyer & Partners, Radford Consulting, Towers Perrin HR Services, Buck Consultants, and ICR Limited did not provide any executive compensation consulting services to management in 2006.  Other than providing the peer company proxy statement disclosure data and performing the peer company review, Frederic W. Cook & Co., Inc. did not provide any executive compensation consulting services to management during 2006.  In 2005, Frederic W. Cook & Co., Inc. provided consulting services relating to the selection of the objectives for the cash-denominated Long-Term Incentive Plan that was awarded in 2006 for the 2006–2008 performance period.

Comment #2 (Part 1):

Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A.

Response #2.1:

The Company applies the same policies and methodologies to determine the compensation of each of the Named Executive Officers, including the CEO, as described in the section entitled “Compensation Components” beginning on page 8 of the Compensation Discussion & Analysis.  The Company benchmarks the individual components of executive compensation to ensure that they are competitive to the marketplace using published compensation surveys and peer company proxy statement disclosure as described in the section entitled “Determining Executive Compensation” of the Compensation Discussion & Analysis. The target compensation for each of the Named Executive Officers is then compared to market data to ensure that it is comparable to targeted pay levels established by the Compensation and Pension Committee. However, the Compensation and Pension Committee may use discretion to vary each component of an executive officer’s pay from the targeted levels based on factors such as an executive officer’s performance, responsibilities, experience, or length of time in the position.  Historically, the Compensation and Pension Committee has not exercised significant discretion in varying from the targeted pay levels.

Comment #2 (Part 2):

Refer to Mr. Curlander’s salary, which is almost twice that of the next highest paid named executive officer and the amounts you awarded to him under your non-equity incentive plan compensation, which are more than double that of the other named executives.  Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Response #2.2:

As stated in response #2.1 above, the Company applies the same policies and methodologies to determine the compensation of each of the Named Executive Officers, including the CEO, as described in the section entitled “Compensation Components” beginning on page 8 of the Compensation Discussion & Analysis.  The Company has not historically performed an internal pay equity analysis among the Named Executive Officers or the Company’s executives generally.  Rather, the Compensation and Pension Committee reviews the individual components and the total direct compensation of each of the Named Executive Officers applying the same policies and methodologies to each of the Named Executive Officers, including the CEO, without regard to where they stand with respect to each other.  Total direct compensation includes base salary, annual incentive compensation, cash-denominated long-term incentive compensation, and equity-based long-term incentive compensation (other than individual equity-based compensation awards made by the Compensation and Pension Committee with the sole intention of retaining the Named Executive Officer).  The Compensation and Pension Committee compares each of the Named Executive Officers total direct compensation to the peer company proxy statement disclosure as described in the section entitled “Determining Executive Compensation” beginning on page 7 of the Compensation Discussion & Analysis. Total direct compensation is targeted at the 65th percentile to balance the level of reward with the risk of achieving the performance objectives of the various components of compensation.  However, total direct compensation for each individual may range above and below the 65th percentile based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position.

The Compensation and Pension Committee believes that the policies and methodologies currently utilized fulfill the principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent.

Comment #3 (Part 1):

It is not clear how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.

Response #3.1:

In the section entitled “Executive Compensation Philosophy” beginning on page 6 of the Compensation Discussion & Analysis, the Company sets forth four principles that the Compensation and Pension Committee have developed to guide the design of the compensation plans and programs applicable to each of the Named Executive Officers. In order to provide clarity into how each component of compensation fits into the overall executive compensation philosophy, the Company intends to state in future filings the specific principle that is applied to each component of compensation. See Response #3.3 below for excerpts to be included in future filings. The Company will also expand its disclosure in future filings in the section entitled “Compensation Components” beginning on page 8 of the Compensation Discussion & Analysis to include an additional first paragraph in that section offering an explanation of the review of each of the Named Executive Officers’ total direct compensation and how that review may impact each compensation component, in a form substantially as follows:

    Total Direct Compensation

The Compensation and Pension Committee has established a principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent.  In order to fulfill this principle, the Compensation and Pension Committee determines the amount of compensation to award for each compensation component by applying the same policies and methodologies to each of the Named Executive Officers, including the CEO, as detailed in the discussion that follows.  In addition to determining each component of compensation, the Compensation and Pension Committee also reviews the total direct compensation of each of the Named Executive Officers by a comparison to the total direct compensation of Named Executive Officers of peer companies obtained through proxy statement disclosure described in the section entitled “Determining Executive Compensation.” Total direct compensation includes base salary, annual incentive compensation, cash-denominated long-term incentive compensation, and equity-based long-term incentive compensation (other than individual equity-based compensation awards made by the Compensation and Pension Committee with the sole intention of retaining the Named Executive Officer).  Through the Compensation and Pension Committee’s review of total direct compensation, the level of compensation awarded for each compensation component may affect other compensation components in determining the appropriate level of total direct compensation to award to each Named Executive Officer.  The appropriate level of total direct compensation is targeted at the 65th percentile to balance the level of reward with the risk of achieving the performance objectives of the various components of compensation.  However, it should be noted that total direct compensation for each individual may range slightly above and below the 65th percentile based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position.  Total direct compensation does not exceed the targeted level in any material respect for any Named Executive Officer.

Comment #3 (Part 2):

Although there is some disclosure on page 13 relating to the periodic awarding of restricted stock units as an appropriate complement to other long-term awards, your disclosure in this regard lacks sufficient quantitative or qualitative analysis.

Response #3.2:

As stated in the section entitled “Equity-Based Long-Term Incentive Compensation” beginning on page 12 of the Compensation Discussion & Analysis, the Compensation and Pension Committee has periodically awarded restricted stock units to select Company executives, including certain of the Named Executive Officers, at a grant value that the Compensation and Pension Committee believes is an appropriate and useful complement to other long-term awards to provide an incentive to remain with the Company.  In determining the amount of restricted stock units to award, the Compensation and Pension Committee considered factors that were both qualitative and quantitative.  In future filings, the Company will expand its disclosure to include a description of the qualitative and quantitative analysis, in a form substantially as follows:

 On February 22, 2006 when the closing price of Common Stock was $48.05, the Compensation and Pension Committee approved a grant of 50,000 restricted stock units for Dr. Curlander. The primary purpose for the grant was to ensure that Dr. Curlander would continue his employment with the Company given that a prior restricted stock unit grant made to him in 2001 would be fully vested in 2007 and that he is currently eligible for retirement under the Company’s retirement plan. In determining the value of the grant, the Compensation and Pension Committee weighed heavily the value of the prior restricted stock unit grant awarded to Dr. Curlander for retention purposes.  The award is scheduled to vest in approximately equal installments upon the later of the achievement of a specified stock price for ten consecutive trading days or a vesting date applicable to each installment, as described in the following table. The award will expire seven years after the grant date if the specified Common Stock price targets have not been achieved.

Installment	Specified Common Stock Price Target	Approximate Stock Price Appreciation from Grant Date	Vesting Date
1	$60.00	25%	February 22, 2008
2	65.00	35	February 22, 2009
3	70.00	45	February 22, 2010

The $60.00 price target was achieved on October 20, 2006; the $65.00 price target was achieved on November 21, 2006; and the $70.00 price target was achieved on December 14, 2006. As a result, Dr. Curlander will receive 17,000 shares of Common Stock on February 22, 2008; 16,500 shares of Common Stock on February 22, 2009 and 16,500 shares of Common Stock on February 22, 2010, subject to his continued employment with the Company.

Also on February 22, 2006, the Compensation and Pension Committee approved the grant of restricted stock units to Messrs. Bahous and Rooke. The purpose of these grants was also to provide an incentive to remain with the Company. In determining the value of the grants, the Compensation and Pension Committee weighed heavily the value of the prior unvested restricted stock unit grants awarded to Messrs. Bahous and Rooke and considered the additional value required to serve as an effective retention tool. Approximately one-fifth of these restricted stock units vest on each of the second through sixth anniversaries of the date of grant. Messrs. Bahous and Rooke also received a grant of restricted stock units in 2004, of which one-third vested in 2006 (as described in the section entitled “Option Exercises and Stock Vested”) and one-third will vest in each of 2008 and 2010.

Comment #3 (Part 3):

Revise the Compensation Discussion and Analysis to explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

Response #3.3:

In addition to the expanded disclosure described in Response #3.1, in order to provide clarity into how each component of compensation fits into the overall executive compensation philosophy, the Company intends to state in future filings the specific principle or principles  applied to each component of compensation in the section entitled “Compensation Components” beginning on page 8 of the Compensation Discussion & Analysis, as follows:

Insert an introductory sentence to the paragraph on page 8 following the heading “Base Salary,” in a form substantially as follows:

    The base salary of each Named Executive Officer is intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent. The base salary for each of the Named Executive Officers is determined by the responsibilities of the position held, the experience of the individual, the individual’s length of time in the position, and by reference to the information compiled from compensation surveys regarding the competitive marketplace for executive talent, including a comparison to base salaries for comparable marketplace positions as discussed above in the section entitled “Determining Executive Compensation.” The Compensation and Pension Committee has targeted base salary at the 50th percentile because they believe that the market median is the appropriate level for the fixed compensation component to ensure that the Company remains competitive in attracting and retaining executive officers. However, actual salaries may range above and below the market median based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement and length of time in the position.

Insert introductory sentences to the paragraph on page 9 following the heading “Annual Incentive Compensation,” in a form substantially as follows:

    Annual incentive awards are utilized to fulfill the Company’s principles of paying for performance where performance criteria are aligned with shareholder interests, putting pay significantly “at risk” and subject to the achievement of strategic business objectives, and balancing short-term and long-term objectives.  Annual incentive awards are also intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent. Annual incentive awards for each of the Named Executive Officers are made under the Lexmark International, Inc. Senior Executive Incentive Compensation Plan, which was approved by the Company’s stockholders in 2004. Under the terms of this plan, the maximum award for each executive officer participating in the plan is six-tenths of one percent of Operating Income, as defined in the plan. The Compensation and Pension Committee administers the plan and may reduce, but not increase, the maximum award made to a participant based on any factors it may deem appropriate. The factors considered for 2006 are set forth below.

Insert introductory sentences to the paragraph on page 10 following the heading “Cash-Denominated Long-Term Incentive Compensation,” in a form substantially as follows:

     Cash-denominated long-term incentive awards are utilized to fulfill the Company’s principles of paying for performance where performance criteria are aligned with shareholder interests, putting pay significantly “at risk” and subject to the achievement of strategic business objectives, and balancing short-term and long-term objectives.  Cash-denominated long-term incentive awards are also intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent. The purpose of the Long-Term Incentive Plan is to reward the achievement of specific performance objectives over a three-year performance cycle. The Compensation and Pension Committee believes that the focus on objectives over a three-year horizon is important in the establishment of a long-term view and alignment of management’s interests with the long-term interests of shareholders. The Long-Term Incentive Plan awards are denominated in cash but may be paid in cash, stock or a combination of cash and stock at the Compensation and Pension Committee’s discretion. The Compensation and Pension Committee also may use negative discretion in determining any payment to participants. The payment of each executive’s long-term incentive award is conditioned on continued employment and eligibility. In the case of death, long-term disability or retirement during the performance period, a prorated payout, if any, will be based on actual financial performance over the entire performance period.

Insert introductory sentences to the paragraph on page 12 following the heading “Equity-Based Long-Term Incentive Compensation,” in a form substantially as follows:

    Equity-based long-term incentive awards fulfill the Company’s principle of paying for performance where the performance criteria are aligned with shareholder interests. Equity-based long-term incentive awards are also intended to be a compensation component that supports the Company’s principle of providing total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent.  The Company utilizes equity-based compensation awards to foster and promote the long-term financial success of the Company and to materially increase shareholder value by motivating superior performance by employees. By providing employees with an ownership interest, their interests are aligned with those of the Company’s stockholders. Equity-based compensation awards also enable the Company to attract and retain the services of an outstanding management team upon which the successful conduct of its operations is largely dependent. Generally, the Company utilizes stock options annually as a component of each Named Executive Officer’s long-term compensation and grants restricted stock units to each of the Named Executive Officers in select instances.

Comment #4:

It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in Item 402(b)(2) of Regulation S-K, which sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis.  We specifically refer you to the examples set forth in Item 402(b)(2)(i)-(iii) and (viii)-(x).

Response #4:

The Company believes we have complied with the intent of Item 402(b)(2) of Regulation S-K and have provided the information suggested in the examples where applicable.  In certain instances, the suggested items to which the staff makes reference do not apply to the Company’s executive compensation processes and therefore are not specifically addressed in the Company’s disclosure.  Included below are excerpts from the Compensation Discussion & Analysis that we believe address the applicable illustrative examples cited to by the staff.  We, therefore, believe that no additional disclosure is required.

Item 402(b)(2)(i)-(iii)– While the Company has a principle of balancing short-term and long-term objectives as discussed in the section entitled “Executive Compensation Philosophy” beginning on page 6, the Compensation and Pension Committee has not established a specific quantitative policy for allocating between (i) long-term and currently paid out compensation, (ii) cash and non-cash compensation, and (iii) among different forms of long-term awards.  Please refer to the section entitled “Determining Executive Compensation” on page 8 of the Compensation Discussion & Analysis which states:

 In order to determine the amount of compensation to award, the Compensation and Pension Committee considers the comparative market data and other factors detailed in the discussion that follows. The Compensation and Pension Committee has not established a specific target allocation for each compensation element.

Item 402(b)(2)(viii)– The Company currently does not have a specific policy regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Item 402(b)(2)(ix)– Factors considered by the Compensation and Pension Committee to increase or decrease compensation are discussed in the following excerpts of the Compensation Discussion & Analysis.

“Executive Compensation Philosophy” (Page 7)

Provide total compensation opportunities that are market competitive and supportive of the Company’s strategy to attract, develop and retain outstanding talent.
The Company benchmarks the components of executive compensation to ensure that they are competitive to the marketplace. The target compensation for each executive officer is compared to market data to ensure that it is comparable to targeted pay levels established by the Compensation and Pension Committee. However, the Compensation and Pension Committee may use discretion to vary executive officer pay from the targeted levels based on factors such as an executive officer’s performance, responsibilities, experience, or length of time in the position. (emphasis added)

“Compensation Components – Base Salary” (Page 8)

    The base salary for each of the Named Executive Officers is determined by the responsibilities of the position held, the experience of the individual, the individual’s length of time in the position, and by reference to the information compiled from compensation surveys regarding the competitive marketplace for executive talent, including a comparison to base salaries for comparable marketplace positions as discussed above in the section entitled “Determining Executive Compensation.” The Compensation and Pension Committee has targeted base salary at the 50th percentile because they believe that the market median is the appropriate level for the fixed compensation component to ensure that the Company remains competitive in attracting and retaining executive officers. However, actual salaries may range above and below the market median based on a variety of factors, including the executive officer's skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement and length of time in the position.   (emphasis added)

“Compensation Components – Annual Incentive Compensation” (Pages 9-10)

The Compensation and Pension Committee determines the annual incentive compensation opportunity for each of the Named Executive Officers. The annual incentive opportunity is based on the survey data for annual incentive awards and total compensation published in the survey sources referenced above in the section entitled “Determining Executive Compensation.” Consistent with the Company’s pay-for-performance philosophy, an executive officer’s total cash compensation is highly leveraged. The Compensation and Pension Committee establishes annual incentive compensation targets that it believes put annual incentive compensation significantly “at risk” because payments are dependent upon the achievement of strategic performance objectives. Annual target cash compensation (i.e. base salary plus bonus opportunity) is benchmarked at a level higher than base compensation, the 65th percentile of the survey data, to balance the level of reward with the risk of achieving the performance objectives. However, target annual incentive compensation for each individual may range above and below the 65th percentile based on a variety of factors, including the executive officer’s skills and experience, the importance of the position to the Company, past and expected future performance, the difficulty of replacement, and time in the position. (emphasis added)

Item 402(b)(2)(x)– As discussed in the section entitled “Stock Ownership” beginning on page 15 of the Compensation Discussion & Analysis, the Compensation and Pension Committee reviews information on the number of stock options and vested deferred stock units held by each of the Named Executive Officers during the review of stock ownership.  However, compensation or amounts realized from prior compensation are not considered in setting other elements of compensation.

Comment #5:

Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  For example, on pages 8 and 9, you state that you did not increase the named executive officers’ base salaries based on company performance, but that the Committee recommended and the board approved the increases you quantify.  Please analyze why the Committee recommended and the board ultimately approved the increases that resulted in the amounts paid for base salary.  Likewise, for each element of compensation, including annual incentive compensation and equity-based long-term incentive compensation, please provide a similar analysis of the resultant compensation levels.

Response #5:

In future filings the Company will expand its disclosure relating to base salary increases in the section entitled “Base Salary” beginning on page 8 of the Compensation Discussion & Analysis to clarify the base salary increases of its Named Executive Officers, in a form substantially as follows:

    At its meeting on February 22, 2006, the Compensation and Pension Committee considered the responsibilities of the position held by each Named Executive Officer, the experience of the individual, the individual’s length of time in the position, and data from the compensation surveys.  However, upon consideration of the performance of the Company in 2005, none of the Named Executive Officers received a base salary increase in 2006.

     At its meeting on February 22, 2007, the Compensation and Pension Committee reviewed the data from the compensation surveys, and also gave consideration to the responsibilities of the Named Executive Officer’s position, experience of the individual, and length of time in position.  Based on the recommendation of the Compensation and Pension Committee, the Board of Directors approved an adjustment to the base salary of four of the Named Executive Officers. Mr. Gamble’s base salary was increased by $45,000 to $495,000; Mr. Bahous’ base salary was increased by $35,000 to $475,000; Mr. Rooke’s base salary was increased by $40,000 to $570,000 and Mr. Cole’s base salary was increased by $30,000 to $420,000 in 2007.

Comment #6:

Please disclose the specific items of company performance, such as revenue, operating income, and cash cycle objectives and the individual performance objectives used to determine incentive amounts and how you structure your incentive awards around these performance goals and individual objectives.  To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4.  In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response #6:

As discussed in the section entitled “Annual Incentive Compensation” beginning on page 9 of the Compensation Discussion & Analysis, each of the Named Executive Officers participates in the Company’s Senior Executive Incentive Compensation Plan pursuant to which the maximum award for each executive officer is six-tenths of one percent of Operating Income, as defined in the plan.  The Compensation and Pension Committee determines annual incentive awards based on this maximum award amount and exercises negative discretion based on Corporate Objectives, Worldwide Business Unit Objectives and Personal Objectives for each of the Named Executive Officers.  The Corporate Objectives and Worldwide Business Unit Objectives are comprised of hardware revenue, operating income and cash cycle objectives.    Management of the Company believes that the disclosure of the specific threshold, target and maximum amounts for each of the Corporate and Worldwide Business Unit Objectives would result in competitive harm to the Company in several respects.  With respect to hardware revenue, such disclosure would provide the Company’s competitors with specific information regarding the product hardware revenue targets that are set for each of our operating divisions and the planned expectations around hardware revenue levels, undercutting our competitive position with respect to the strategy for the pricing of our products in the marketplace.  With respect to the disclosure of operating income, the revenue expectations and the projected profit margins on products within each operating division for the current year could be more easily determined, allowing the Company’s competitors to assess the Company’s strengths and weaknesses in the profitability of its product lines.  With respect to cash cycle, the disclosure of cash cycle targets would undercut the Company’s competitive advantage in negotiating its purchase and sale contracts by allowing its suppliers and customers access to the specific targets that management has set, thereby allowing them to extort premiums from the Company for particular payment terms in order for the Company to reach the cash cycle objectives resulting in an incentive payment.  The financial information that the Company is being asked to provide in disclosing the specific threshold, target and maximum amounts for each of the objectives is not otherwise easily discernible from the financial statements and financial and operational analysis that is currently provided through the Company’s other public filings. For all of these reasons, we believe that competitive harm is inevitable through the public disclosure of the specific objectives set for management, and seek relief from providing such disclosure.

We believe we have complied with Instruction 4 to Item 402(b) of Regulation S-K through our disclosure on pages 8 through 10 of the Compensation Discussion & Analysis, particularly in the third paragraph on page 8 under the section entitled “Setting Peformance Objectives” where we stated:

    The Compensation and Pension Committee believes that the strategic plan appropriately reflects the level of performance required for the Company to be successful in a highly competitive market. Generally, the target attainment goal for a performance objective is directly aligned with the corresponding measure in the Company’s strategic plan for the corresponding performance period. The Compensation and Pension Committee believes that minimum attainment goals are achievable with some level of success, while target attainment goals are set at a moderate to difficult level and maximum attainment goals are set at a difficult level. Over the past five years, the Company has achieved performance in excess of the target level for annual incentive compensation three times and for long-term incentive compensation one time. (emphasis added)

Comment #7:

Revise the Compensation Discussion and Analysis to address actions regarding executive compensation that you took after the end of your last fiscal year.  See Instruction 2 to Item 402(b) of Regulation S-K and Section II.B.1 of Commission release 33-8732A.  Refer to the disclosure on page 9 that relates to increases in base salaries.

Response #7:

No actions were taken by the Company following the last fiscal year that would affect a fair understanding of any Named Executive Officer’s compensation in 2006 as required by Item 402(b) of Regulation S-K.  The Company disclosed base salary increases for each of the Named Executive Officers following the last fiscal year because the individual executive officer’s performance in the last fiscal year was taken into consideration by the Compensation and Pension Committee in deciding the amount of the base salary increase for 2007.  The Company has not adopted or implemented any new or modified programs and policies since the last fiscal year.

Compensation Components, page 8

Base Salary, page 8

Comment #8:

You state that you target base salary at the 50th percentile of your peer group but that actual salaries may range above or below the market median.  If the current salaries for the named executive officers are not set at the 50th percentile, please clarify how this element of compensation compares to the comparator companies.  Please provide similar disclosure for your annual incentive compensation and your equity-based long term incentive compensation, which you state is targeted at the 65th percentile.

Response #8:

To address how the compensation of each of the Named Executive Officers compares to the comparator companies, in future filings the Company will expand its disclosure in the section referred to in Response #3.1 above entitled “Total Direct Compensation,”  through the addition of a final paragraph in that section, in a form substantially as follows:

Total direct compensation for 2006 for each of the Named Executive Officers is below the median total direct compensation of peer companies’ equivalent highest paid executive.  Although certain compensation components for an individual Named Executive Officer may be above the level targeted based on factors in the discussion that follows, no individual component of any Named Executive Officer exceeds the targeted level in any material respect.

Equity-Based Long Term Incentive Compensation, page 12

Comment #9:

Please provide a complete description of the process by which you grant reload stock options and the reasons why you utilize this element of compensation.

Response #9:

As stated in the section entitled “Equity-Based Long-Term Incentive Compensation” beginning on page 12 of the Compensation Discussion & Analysis, stock options granted prior to February 2004 to certain executive officers and senior managers, including each of the Named Executive Officers, contain a reload feature.  Stock options granted after that date do not contain a reload feature.  Prior to February 2004, the Company granted stock options with a stock-for-stock reload feature, which requires payment of the exercise price on the exercise of stock options with existing stock held by the employee (subject to certain limitations), primarily to provide an incentive to employees to increase their stock ownership in the Company, thereby aligning the interests of the employees with the long-term interests of the Company’s shareholders.  As stated in various footnotes to the Outstanding Equity Awards At Fiscal Year-End table beginning on page 21 beginning with footnote 12, a reload stock option is vested in whole at the grant date and becomes exercisable six months after the grant date.

Non-Qualified Deferred Compensation, page 28

Comment #10:

It is not clear whether any of the amounts reported in the contributions column are reported as compensation in the last completed fiscal year in the Summary Compensation Table or whether amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years.  See Instruction to Item 402(i)(2) of Regulation S-K.

Response #10:

Registrant contributions reported in the Nonqualified Deferred Compensation table on page 28 were not included in the Summary Compensation Table of the Proxy Statement filed by the Company on March 16, 2007.  The amounts included in column “c” of the Nonqualified Deferred Compensation table represent one-time transitional contributions made by the Company under the Lexmark Supplemental Savings and Deferred Compensation Plan to each of the Named Executive Officers with respect to the year 2006, but were deemed earned and were actually made by the Company in 2007.  The Lexmark Supplemental Savings and Deferred Compensation Plan was established during 2006 and the one-time transitional contribution was calculated and made as stated in footnote (1) to the Nonqualified Deferred Compensation table (i.e. Company contributions in 2006 represent a transitional contribution equal to 6% of the compensation in excess of the limits defined by the IRC Section 401(a)(17) ($220,000 in 2006) less the amount of any deemed contribution credit to the Lexmark Nonqualified Supplemental Retirement Plan for the 2006 Plan Year).  Therefore, amounts reflected for each Named Executive Officer in column “c” in the Nonqualified Deferred Compensation table will be reflected in the Summary Compensation Table of the Proxy Statement to be filed in 2008 with respect to 2007 compensation.  In future filings, the Company also will expand the footnotes to the Summary Compensation table and Nonqualified Deferred Compensation table to more closely tie the amounts reported in each of the tables to each other.

With respect to the amounts included in column “e” of the Nonqualified Deferred Compensation table for Dr. Curlander, as stated in footnote (2) to the table, these amounts reflect the settlement of elective and supplemental deferred stock units in 2006 based on deferrals made by Dr. Curlander on February 27, 1997 and February 26, 1998.  The deferrals in each of these years were reported in the Proxy Statements filed with the Commission on March 25, 1997 and March 18, 1998.  In future filings, the Company will expand the footnotes to the Nonqualified Deferred Compensation table to quantify amounts included in the Nonqualified Deferred Compensation table which have been reported as compensation to the Named Executive Officers in the Company’s Summary Compensation Table for previous years.

Termination and Change in Control Payments, page 29

Comment #11 (Part 1):

Revise the Compensation Discussion and Analysis to give appropriate consideration to why Dr. Curlander’s potential payouts are significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payments.

Response #11.1:

Please refer to Response #2.1 and Response #2.2 above which discuss the fact that the Compensation and Pension Committee determines the compensation of each of the Company’s

Named Executive Officers independently of one another and primarily through a market benchmarking process.  The Company has not historically performed an internal pay equity analysis among the Company’s Named Executive Officers or the Company’s executives generally.  The potential payouts are based on contractual provisions which have been determined by the Company utilizing market benchmarks and have been reviewed and approved by the Compensation and Pension Committee and the Board of Directors.

Comment #11 (Part 2):

Also, please discuss the rationale for decisions made in connection with the various termination and change in control arrangements, including a description of how the arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response #11.2:

The Compensation and Pension Committee believes it is appropriate to maintain certain arrangements that will require the Company to provide compensation to each of the Named Executive Officers in the event of a termination of employment or a change in control of the Company.  The Compensation and Pension Committee considers these arrangements to be in the best interests of shareholders to ensure that the Company is able to attract outstanding talent to serve in key management positions and to ensure the retention and focus of key management in the event of a change in control of the Company. In future filings the Company will expand its disclosure in the section entitled “Termination and Change In Control Payments” beginning on page 29, in a form substantially as follows:

    The Company has entered into certain arrangements and maintains certain plans that will require the Company to provide compensation to each of the Named Executive Officers in the event of a termination of employment or a change in control of the Company.  The Compensation and Pension Committee considers the termination and change in control arrangements to be in the best interests of shareholders to ensure that the Company is able to attract outstanding talent to serve in key management positions and to ensure the retention and focus of key management in the event of a change in control of the Company.  The table below reflects the estimated amount of compensation payable in a lump sum or sums to each of the Named Executive Officers in the event of termination of employment under various scenarios. The amount of compensation payable assumes that termination was effective as of December 31, 2006 and includes amounts earned through such time.

Although the Compensation and Pension Committee annually reviews tally sheets to maintain visibility to amounts payable to each of the Named Executive Officers under various termination scenarios as discussed in the section entitled “Tally Sheets” of the Compensation Discussion & Analysis on page 16, the Compensation and Pension Committee does not consider such potential payments to be components of compensation.  Therefore, the potential payments do not impact the compensation decisions made by the Compensation and Pension Committee on a periodic basis.

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filing

●	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that we have thoroughly addressed each of the items in your correspondence.  Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ Jeri L. Isbell

Jeri Isbell

cc:	Paul J. Curlander Lexmark International, Inc.